Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2020	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$381,319	$988,696
Accounts receivable	1,920,000	-
Other receivables	97,300	1,002,300
Prepayments and advances	1,943,000	1,170,000
Total current assets	4,341,619	3,160,996

OTHER ASSETS
Property, plant and equipment, net	10,100,829	3,958,335
Intangible assets, net	4,652,170	-
Total other assets	14,752,999	3,958,335

Total assets	$19,094,618	$7,119,331

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Other payables and accrued liabilities	$456,599	$518,122
Other payables - related parties	10,711	10,711
Total current liabilities	467,310	528,833

Total liabilities	467,310	528,833

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.001 par value, 200,000,000 shares authorized, 56,551,811 and 25,623,822 shares issued and outstanding as of December 31, 2020 and June 30, 2020, respectively	56,552	25,624
Additional paid-in-capital	86,191,477	69,689,789
Deferred stock compensation	(723,375)	(1,201,183)
Deficit	(66,897,346)	(61,923,732)
Total shareholders’ equity	18,627,308	6,590,498

Total liabilities and shareholders’ equity	$19,094,618	$7,119,331

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended December 31,
	2020	2019

REVENUE	$2,330,000	$-

COST OF REVENUE	1,936,520	-

GROSS PROFIT	393,480	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(2,678,821)	(392,722)
RESEARCH AND DEVELOPMENT EXPENSES	(448,508)	-
STOCK COMPENSATION EXPENSE	(2,261,308)	(1,829,067)

LOSS FROM OPERATIONS	(4,995,157)	(2,221,789)

OTHER INCOME (EXPENSE), NET
Other income, net	31,083	-
Interest income	136	-
Finance expense	(9,676)	(708)
TOTAL OTHER INCOME (EXPENSE), NET	21,543	(708)

LOSS BEFORE PROVISION FOR INCOME TAXES	(4,973,614)	(2,222,497)

PROVISION FOR INCOME TAXES	-	-

LOSS FROM CONTINUING OPERATIONS	(4,973,614)	(2,222,497)

DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of applicable income taxes	-	(5,279,543)
LOSS FROM DISCONTINUED OPERATIONS	-	(5,279,543)

NET LOSS	$(4,973,614)	$(7,502,040)

COMPREHENSIVE LOSS
Net loss	$(4,973,614)	$(7,502,040)
Other comprehensive loss - foreign currency translation loss	-	(72,421)

COMPREHENSIVE LOSS	$(4,973,614)	$(7,574,461)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic and diluted	44,837,771	7,385,496
Loss per share - basic and diluted
Continuing operations	$(0.11)	$(0.30)
Discontinued operations	$-	$(0.71)
Total	$(0.11)	$(1.01)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Ordinary shares		Additional	Deferred			Accumulated other
	Number	Par	paid-in	share		Statutory	comprehensive
	of shares	amount	capital	Compensation	Deficit	reserves	income	Total
BALANCE, June 30, 2019	7,174,626	$7,175	$54,237,082	$(3,161,200)	$(64,031,446)	$6,248,092	$7,221,095	$520,798

Ordinary shares issued for services	400,000	400	1,399,600	(1,400,000)	-	-	-	-
Ordinary shares issued for debt conversion	276,290	276	389,294	-	-	-	-	389,570
Stock compensation expense	-	-	-	1,829,067	-	-	-	1,829,067
Net loss	-	-	-	-	(7,502,040)	-	-	(7,502,040)
Foreign currency translation loss	-	-	-	-	-	-	(72,421)	(72,421)

BALANCE, December 31, 2019 (unaudited)	7,850,916	$7,851	$56,025,976	$(2,732,133)	$(71,533,486)	$6,248,092	$7,148,674	$(4,835,026)

BALANCE, June 30, 2020	25,623,822	$25,624	$69,689,789	$(1,201,183)	$(61,923,732)	$-	$-	$6,590,498

Sale of ordinary shares	17,250,397	17,250	10,323,775	-	-	-	-	10,341,025
Ordinary shares issued for warrants conversion	5,327,274	5,327	584,764	-	-	-	-	590,091
Ordinary shares issued for acquisition of equipment	6,060,318	6,061	3,811,939	-	-	-	-	3,818,000
Ordinary shares issued for services	700,000	700	440,300	(55,125)	-	-	-	385,875
Ordinary shares issued for compensation	1,590,000	1,590	1,127,310	-	-	-	-	1,128,900
Unvested restricted ordinary shares issued to officer	-	-	522,000	(522,000)	-	-	-	-
Forfeiture of unvested restricted ordinary shares			(308,400)	308,400	-	-	-	-
Stock compensation expense	-	-	-	746,533	-	-	-	746,533
Net loss	-	-	-	-	(4,973,614)	-	-	(4,973,614)
Foreign currency translation loss	-	-	-	-	-	-	-	-

BALANCE, December 31, 2020 (unaudited)	56,551,811	$56,552	$86,191,477	$(723,375)	$(66,897,346)	$-	$-	$18,627,308

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,973,614)	$(7,502,040)
Net loss from discontinued operations	-	(5,279,543)
Net loss from continuing operations	(4,973,614)	(2,222,497)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	675,506	-
Amortization	211,600	-
Stock compensation expense	2,261,308	1,829,067
Gain on debt settlement	(25,092)	-
Changes in operating assets and liabilities
Accounts receivable	(1,920,000)	-
Other receivables	(95,000)	-
Prepayments and advances	(923,000)	-
Prepaid expenses	-	25,000
Other payables and accrued liabilities	113,569	65,455
Other payables - related parties	-	300,000
Net cash used in operating activities from continuing operations	(4,674,723)	(2,975)
Net cash provided by operating activities from discontinued operations	-	82,410
Net cash (used in) provided by operating activities	(4,674,723)	79,435

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(2,000,000)	-
Purchase of intangible assets	(4,863,770)	-
Net cash used in investing activities	(6,863,770)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of ordinary shares, net of offering costs	10,341,025	-
Proceeds from warrants conversion	590,091	-
Net cash provided by financing activities	10,931,116	-

EFFECTS OF EXCHANGE RATE CHANGE IN CASH AND CASH EQUIVALENTS	-	545.00

NET CHANGE IN CASH AND CASH EQUIVALENTS	(607,377)	79,980

CASH AND CASH EQUIVALENTS, beginning of period	988,696	347,486

CASH AND CASH EQUIVALENTS, end of period	$381,319	$427,466

LESS: CASH AND CASH EQUIVALENTS FROM DISCONTINUED OPERATIONS	-	(123,426)

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	$381,319	$304,040

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Ordinary shares issued to repay other payables - related parties and service providers	$-	$1,789,570
Ordinary shares issued for acquisition of equipment	$3,818,000	$-

OTHER NON-CASH TRANSACTIONS:
Operating lease right-of-use assets recognized for related operating lease liabilities	$-	$1,373,031
Accounts receivable offset with accounts payable upon execution of debt obligation transfer agreements	$-	$8,079,513
Other receivables offset with payments for equipment purchase	$1,000,000	$-
Prepayment offset with other payables for debt settlement	$150,000	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color China Entertainment Limited (“Color China”).

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

On July 16, 2019, CADC Cayman changed its name from “China Advanced Construction Materials Group, Inc.” to “Huitao Technology Co., Ltd.” On April 27, 2020, Huitao Technology Co., Ltd. changed its name to “Color Star Technology Co., Ltd.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. As of the date of this report, CACM has not commenced any business operations and the Company is currently using CACM as its headquarters in the United States of America.

Baytao LLC (“Baytao”)

On March 10, 2020, CACM entered into a joint venture agreement (the “JV Agreement”) with Baydolphin, Inc. (“Baydolphin”), a company organized under the laws of New York. Pursuant to the JV Agreement,

●	CACM and Baydolphin established a limited liability company under the laws of New York, Baytao, which will be the 100% owner of one or more operating entities in the U.S. to engage in the business of online and offline after-school education.

●	The business of Baytao shall be managed by the Board of Managers of Baytao.

●	CACM shall appoint three designees to the Board of Managers of Baytao and Baydolphin shall appoint two designees. The General Manager of Baytao shall be appointed by CACM and report to the Board of Managers.

●	CACM shall contribute necessary capital for the operating entities to fund their operations and obtain the right to use the software platform and other technologies from Color Star, which will be provided to the JV and its operating entities for no charge to facilitate their operations and provide online classes to their registered students, and Baydolphin shall be responsible for managing these entities with its expertise in after-school education, including but not limited to recruiting and training personnel and implementing all promotional and marketing activities.

●	Eighty percent (80%) of the net profits or net loss of the joint venture will be distributed to or assigned to CACM and the remaining twenty percent (20%) to Baydolphin.

As of the date of this report, Baytao has no business operations as it is still in the process of developing its online and offline after-school education business.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Color China

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China, a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color China, the Company agreed to issue 4,633,333 ordinary shares of the Company and pay an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 4,633,333 ordinary shares of the Company to the Sellers and closed on the same date. Since Color China had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color China an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color China is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color China officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020.

BVI-ACM

Prior to acquisition of Sunway Kids in February 2020, the Company’s core business had been the concrete business in China. The Company had a wholly-owned subsidiary in the British Virgin Islands, Xin Ao Construction Materials, Inc. (“BVI-ACM”), which was a holding company with no operations. BVI-ACM had a wholly-owned foreign subsidiary, Beijing Ao Hang Construction Material Technology Co., Ltd. (“China-ACMH”), and China-ACMH had contractual agreements with Beijing XinAo Concrete Group (“Xin Ao”) and therefore Xin Ao was considered a variable interest entity of China-ACMH. The Company, through BVI-ACM and its variable interest entities (“VIEs”), was engaged in producing general ready-mix concrete, customized mechanical refining concrete, and other concrete-related products that are only sold in the People’s Republic of China (the “PRC”). The Company’s concrete business was negatively affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the PRC’s Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction job sites during winters to reduce air pollution since 2017. The operations of Xin Ao were also severely affected. As a result of Xin Ao’s deteriorating cash position, it defaulted on bank loans and experienced a substantial increase in contingent liabilities. The Company believed it would be very difficult, if not impossible, to turn around the concrete business. As such, the Company had been actively seeking to dispose of the concrete business after the acquisition of Sunway Kids.

On March 31, 2020, the Company, BVI-ACM, and Mr. Xianfu Han and Mr. Weili He (the “XA Purchasers”) who collectively held less than 5% ordinary shares of the Company currently), entered into a share purchase agreement (the “XA Disposition SPA”). Pursuant to the XA Disposition SPA, the XA Purchasers agreed to purchase BVI-ACM for cash consideration of $600,000. Upon the closing of the transaction (the “XA Disposition”) contemplated by the XA Disposition SPA, the XA Purchasers will become the sole shareholders of BVI-ACM and assume all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the XA Disposition was subject to certain closing conditions including the payment of the $600,000, the receipt of a fairness opinion from ViewTrade Securities Inc. and the approval of the Company’s shareholders. On May 6, 2020, the Company completed the disposition of BVI-ACM after obtaining its shareholders’ approval on April 27, 2020 and satisfaction or waiver of all other closing conditions. Upon the closing of the XA Disposition, the XA Purchases became the sole shareholders of BVI-ACM and assumed all assets and liabilities of all the subsidiaries and variable interest entities owned or controlled by BVI-ACM. The assets and liabilities and the results of operations of BVI-ACM had been presented as discontinued operations in the accompanying unaudited condensed consolidated statements of operations and comprehensive loss.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. As of December 31, 2020, the Company’s working capital was approximately $3.9 million with cash on-hand of approximately $0.4 million.

Subsequent to December 31, 2020, the Company completed a series of equity financing transactions follows:

●	On February 18, 2021, the Company sold an aggregate of 20,000,000 units, each unit consisting of one restrictive ordinary share of the Company, par value $0.001 per share and a warrant to purchase one share with an initial exercise price of $1.34 per share, at a price of $1.30 per unit, for gross proceeds of $26,000,000.

●	From January to March 2021, the Company’s Warrant holders converted a total of 8,330,000 warrants into a total of 8,330,000 ordinary shares at a weighted exercise price of $0.55 per share for gross proceeds of approximately $4.6 million.

Subsequent to December 31, 2020, the Company has entered into a number of contractual and business arrangements as follows:

●	On February 1, 2021, the Company entered into certain copyright purchase agreement (the “Agreement”), pursuant to which the Company agreed to acquire certain copyrights listed in the Agreement for a consideration of $3,100,000. The Company agreed to pay $1,550,000 cash payment to the transferor, and issue the Company’s restrictive ordinary shares, at $0.85 per share for a total of 1,814,818 shares to the transferor. As date of this report, the Company made cash payments of $1,550,000 to the third party.

●	On February 15, 2021, the Company entered into certain software development agreement (the “Agreement”), pursuant to which the Company agreed to hire certain third party to develop augmented reality functions of the Color World APP for a total consideration of $76,500,000. The development should be completed in 16 months, and the Company agreed to pay $26,000,000 cash payment to the third party after signing the Agreement, to pay $30,000,000 after both parties agree on the design blueprints, to pay $20,000,000 after the third party completes the design and testing, and to pay the remaining $500,000 after the Company receives all the source codes. As date of this report, the Company made cash payments of $26,000,000 to the third party.

As a result of the aforementioned transactions, the Company’s management is of the opinion that it has sufficient funds to meet the Company’s working capital requirements and contractual commitments and related obligations as they become due starting from one year from the date of this report.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries and VIEs listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2020 on Form 20-F filed with the SEC on November 13, 2020.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Principles of consolidation

The unaudited condensed consolidated financial statements reflect the activities of the following subsidiaries and VIEs. All material intercompany transactions and balances have been eliminated.

Subsidiaries and VIEs	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Baytao	New York, USA	80%
Color China	Hong Kong	100%
BVI-ACM(1)	British Virgin Island	100%
China-ACMH(1)	Beijing, China	100%
Xin Ao(1)	Beijing, China	VIE

(1)	The Company sold BVI-ACM and its subsidiaries to two former officers (CEO and CFO) who collectively held less than 5% ordinary shares of the Company currently for $600,000 in May 2020. See Note 4 – Discontinued operations for details.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s unaudited condensed consolidated financial statements include the allowance for doubtful accounts of accounts receivable, other receivables, prepayments and advances, stock-based compensation, and fair value and useful lives of property, plant and equipment and intangible assets. Actual results could be materially different from those estimates.

Foreign currency translation

The reporting currency of the Company, CACM, Baytao, and Color China is the U.S. dollar (“US$”). The functional currency of BVI-ACM is the U.S. dollar. China-ACMH and Xin Ao use their local currency, the Chinese Renminbi (“RMB”) as their functional currency. In accordance with U.S. GAAP guidance on Foreign Currency Translation, the Company’s results of discontinued operations and cash flows are translated at the average exchange rates during the period, assets and liabilities of discontinued operations are translated at the exchange rates at the balance sheet date, and equity is translated at historical exchange rates.

The average translation rate applied to the consolidated statements of discontinued operations and comprehensive loss and cash flows for the six months ended December 31, 2019 was RMB 7.03 to US$1.00.

Translation gains (losses) that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations. There were no foreign currency transaction gains or losses for the six months ended December 31, 2020 and 2019. The effects of foreign currency translation adjustments are included in shareholders’ equity as a component of accumulated other comprehensive income (loss).

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meet the criteria in paragraph 205-20-45-1E to be classified as discontinued operations. When all of the criteria to be classified as discontinued operations are met, including management having the authority to approve the action and committing to a plan to sell the entity or the components, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from the balances of the continuing operations. At the same time, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. See Note 4 – Discontinued operations.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams are primarily recognized at a point in time, principally upon music performance performed or education services provided.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

With the acquisition of Color China, the Company offers the following services:

(a)	Online education academy

The Company earns revenues from its customers for subscription and tuition fees in connection with online courses to be instructed by individuals with extensive experience in the entertainment and/or music industries. The Company offers membership services to subscribing members with various privileges, which primarily include access to free courses, exclusive VIP courses, on-demand contents (such as online concerts), and others.

When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “customer deposit or deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to our subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream. During the six months ended December 31, 2020, the Company did not make any online education academy sales as the online education academy App only operated for a short period of time and the Company used free access to all courses to attract more users.

(b)	Online concert

The Company holds online concerts with its star partners. Sale of online concert via subscription fee is accounted for as a single performance obligation which is satisfied at a point in time on the day of the event. Online concert subscription fees are recognized net of App payment collections agent service fee. All ticket sales are final upon payment.

(c)	Online store

The Company holds an online marketplace for merchants to sell celebrity licensed or cobranded merchandise such as fashions, cosmetics, souvenirs, among others. The Company charges commission fees to e-commerce merchants for selling in the Company’s online marketplace platform when the sales transaction is completed. The Company serves as an agent and its performance obligation is to arrange for the provision of the specified goods by those e-commerce merchants, and is not responsible for fulfilling the promise to provide the specified goods or services, and it does not have the ability to control the related shipping services. Upon completion of the sales transaction, the Company will charge the e-commerce merchants a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of a return allowance, if applicable. The Company’s online App store has been put online since December 2020 but did not generate any revenues during the six months ended December 31, 2020.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

 The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts receivable

Accounts receivable primarily include online concert subscription fees due from App payment collections agent. Management regularly reviews the age of these receivables and changes in payment trends and will record an allowance for uncollectible when management believes collection of amounts due is at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made.

Other receivables

Other receivables primarily include security deposit and receivable from the disposal of its discontinued operation. Management regularly reviews the age of these receivables and changes in payment trends and will record an allowance for uncollectible when management believes collection of amounts due is at risk. Accounts considered uncollectible are written off against the allowance after exhaustive efforts at collection are made.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Prepayments and advances

Prepayments include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Property, plant and equipment

Property, plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0%-5% residual value.

The estimated useful lives of assets are as follows:

Useful life
Performance equipment	10 years
Office equipment	5 years

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights is expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) performance equipment; (ii) office equipment and (iii) intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the six months ended December 31, 2020 and 2019.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leases

Effective July 1, 2019, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for year 2019 and 2020 are subject to examination by any applicable tax authorities. Hong Kong tax returns filed for calendar year 2020 are subject to examination by the applicable tax authorities.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period.  Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods after December 15, 2019. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning July 1, 2023 as the Company is qualified as a smaller reporting company. The Company is currently evaluating the impact ASU 2019-05 may have on the Company’s unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The Company does not expect the adoption of this standard will have a material impact on its unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period of discontinued operations presentation. These reclassifications have no effect on the accompanying unaudited condensed consolidated statements of operations and cash flows.

Note 3 – Business Combinations

Acquisition of Color China

On May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color China, a Hong Kong limited company, and shareholders of Color China (the “Sellers”), pursuant to which the Company acquired all of the outstanding issued shares of Color China from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, the Company will issue 4,633,333 ordinary shares of the Company and pay an aggregate of $2.0 million to the Sellers. Immediately after the Acquisition, Color Star will own 100% of Color China. On June 3, 2020, the transaction was closed and the Company issued 4,633,333 ordinary shares of the Company to the Sellers. Color China had no business operations other than holding a collection of music performance equipment.

The Company’s acquisition of Color China was accounted for as an acquisition of assets in accordance with ASC 805. The measurement is based on the fair value of the consideration given to acquire the assets (primarily performance and office equipment) held in Color China as it is more clearly evident and more reliably measurable. The total consideration given to acquire assets held in Color China at the acquisition date on June 3, 2020 were valued at approximately $4.0 million, consisted of 4,633,333 ordinary shares issued at a fair value of $1,963,607 based on the closing market price of $0.4238 per share on June 3, 2020, and cash payment of $2.0 million.

Note 4 – Discontinued Operations

Disposal of BVI-ACM

The Company’s concrete business was negatively affected by the economic cycle and government policies. The concrete industry was influenced by the decline in the macro economy in recent years. The entire concrete industry in the Beijing area experienced a slowdown in industry production and economic growth in the last few years as the Beijing government continues to enforce concrete production reformation and tightened environmental laws from late 2017 to date. The reformation causes great uncertainties for local enterprises in the construction market. Since 2017, the pressure on small concrete companies has further increased and many have been shut down. Also, the Beijing government ordered the suspension of construction job sites during winters to reduce air pollution since 2017. The operations of Xin Ao were also severely affected. As a result of Xin Ao’s deteriorating cash position, it defaulted on bank loans and experienced a substantial increase in contingent liabilities. The Company believed it would be very difficult, if not impossible, to turn around the concrete business. Accordingly, the Company’s management decided to dispose of this business by actively seeking a purchaser after the acquisition of Sunway Kids.

On March 31, 2020, the Company, BVI-ACM, a wholly owned subsidiary of the Company, and Mr. Xianfu Han and Mr. Weili He (the “Purchasers”), two former officers (CEO and CFO) and collectively held less than 5% ordinary shares of the Company currently, entered into a share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000. Upon the closing of the transaction (the “Disposition”) the Purchasers assumed all assets and liabilities of all the subsidiaries and VIE entities owned or controlled by BVI-ACM. The closing of the Disposition was completed on May 6, 2020. After disposal of BVI-ACM, the Company had no continuing involvement or commitments with BVI-ACM.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the discontinued operations of BVI-ACM, determined as of May 6, 2020, included the estimated consideration received, less costs to sell.

As of May 6, 2020, the net assets of discontinued operations and reconciliation of gain on sale of discontinued operations of BVI-ACM are as follows:

May 6, 2020
CURRENT ASSETS:
Cash and cash equivalents	$222,591
Accounts and notes receivable, net	28,598,318
Inventories	77,049
Other receivables, net	1,815,307
Other receivables – related party	160,505
Prepayments and advances, net	15,077,736
Prepayment – related party	247,598
Total current assets	46,199,104

OTHER ASSETS:
Property, plant and equipment, net	795,974
Operating lease right-of-use assets	1,031,940
Total other assets	1,827,914

Total assets	$48,027,018

CURRENT LIABILITIES:
Short-term loan - bank	$23,996,261
Accounts payable	16,158,660
Customer deposits	888,592
Other payables	23,197,053
Other payables – related parties	6,541
Accrued liabilities	5,143,410
Operating lease liabilities- current	291,228
Taxes payable	154,680
Accrued contingent liabilities	6,997,071
Total current liabilities	76,833,496

OTHER LIABILITIES:
Operating lease liabilities - noncurrent	595,086
Total other liabilities	595,086
Total liabilities	$77,428,582

Total net deficit	$29,401,564
Additional paid-in-capital carryover	(13,128,249)
Retained earnings carryover	(7,486,219)
Total consideration received	600,000
Exchange rate effect	(2,764,813)
Total gain on sale of discontinued operations	$6,622,283

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended December 31, 2019.

For the Six Months Ended December 31,
2019
Revenue	$21,131,607

Cost of revenue	19,055,814

Gross profit	2,075,793

OPERATING EXPENSES:
Provision for doubtful accounts	(3,773,983)
Selling, general and administrative expenses	(2,125,837)
Research and development expenses	(109,483)
Total operating expenses	(6,009,303)

Loss from operations	(3,933,510)

OTHER INCOME (EXPENSES)
Other expenses, net	1,409
Interest income	80
Interest expense	(1,068,628)
Finance expense	(402)
Estimated claims charges	(278,492)
Total other expense, net	(1,346,033)

Loss before income taxes	(5,279,543)

Income tax expense	-

Net loss from discontinued operations	$(5,279,543)

 Note 5 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Online concert subscription fees due from App payment collections agent	$1,920,000	$-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Other receivables

Other receivables consisted of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Rent deposit	$2,300	$2,300
Short-term loan (non-interest bearing)	95,000	-
Receivables from disposal of Sunway Kids (1)	-	1,000,000
Other receivables	$97,300	$1,002,300

(1)	The Sunway Kids Purchaser promised to pay $2.4 million to the Company as per the executed agreement and it had settled $1.0 million of its payment obligations through a tri-party settlement agreement executed on September 29, 2020 among the Company, Sunway Kids Purchaser and the Asset Seller. Since collection of the remaining $1.4 million cannot be reasonably assured, the Company only reported a receivable of $1.0 million as of June 30, 2020.

Note 7 – Prepayments and advances

Prepayments and advances consisted of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Prepayment for online concert	$1,648,000	$1,000,000
Prepayment for program license fees	30,000	20,000
Prepayment for vehicle purchase	-	150,000
Prepayment for online artists agent	265,000	-
Prepayments and advances	$1,943,000	$1,170,000

Note 8 – Property, plant and equipment, net

Property, plant and equipment consist of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Performance equipment	$10,737,858	$3,919,858
Office equipment	38,477	38,477
Total	10,766,335	3,958,335
Less: Accumulated depreciation	(675,506)	-
Property, plant and equipment, net	$10,100,829	$3,958,335

Depreciation expense was $675,506 and $0 for the six months ended December 31, 2020 and 2019, respectively.

Note 9 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Copyrights of online education academy courses	$4,863,770	$-
Less: Accumulated amortization	(211,600)	-
Intangible assets, net	$4,652,170	$-

Amortization expense was $211,600 and $0 for the six months ended December 31, 2020 and 2019, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Related party transactions

Other payables – related party

The balance represents the rent payable to Mr. Weili He, the Company’s former Chief Financial Officer (“CFO”) who collectively held less than 5% of the Company ordinary shares currently.

Other payables – related party consisted of the following:

	December 31, 2020	June 30, 2020
	(Unaudited)
Weili He	$10,711	$10,711

Note 11 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has a lease agreement for office space in New York from June 1, 2020 through May 31, 2021, with annual payments of $46,896. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as this lease has an initial term of 12 months or less. On August 10, 2020, the Company entered into a lease agreement for office space in Shenzhen, China from August 20, 2020 through August 19, 2022, and the Company canceled the lease in November 2020. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
2021	$19,540
Total lease payments	$19,540

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were approximately $47,000 and $17,000 for the six months ended December 31, 2020 and 2019, respectively.

Note 12 – Income taxes

(a)	Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM and Baytao

CACM and Baytao are organized in the New York State in the United States. CACM and Baytao had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2020 and 2019. The applicable tax rate is 21.0% for federal and 7.1% for New York State with an effective tax rate of 26.6%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Color China

Color China is organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Loss before provision for income taxes consisted of:

	For the six months ended December 31, 2020	For the six months ended December 31, 2019
	(Unaudited)	(Unaudited)
Cayman	$(3,642,271)	$(2,174,409)
United States	(386,621)	(48,088)
Hong Kong	(944,722)	-
	$(4,973,614)	$(2,222,497)

Significant components of deferred tax assets were as follows:

	December 31, 2020	June 30, 2020
	(Unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	$237,391	$134,378
Net operating loss carryforward in Hong Kong	155,879	137
Valuation allowance	(393,270)	(134,515)
Total net deferred tax assets	$-	$-

As of December 31, 2020 and June 30, 2020, CACM and Baytao’s net operating loss carry forward for the U.S. income taxes was approximately $0.9 million and $0.5 million, receptively. The net operating loss carry forwards in the U.S. are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. In addition, Color China’s net operating loss carry forward for Hong Kong income taxes was approximately $0.9 million as of December 31, 2020. The net operating loss carry forwards in Hong Kong are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. and Hong Kong. If the Company is unable to generate taxable income in its United States and Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $393,000 and $134,000 to its U.S. and Hong Kong operations as of December 31, 2020 and June 30, 2020, respectively. The value allowance for deferred tax assets increased by approximately $259,000 from June 30, 2020 to December 31, 2020.

(b)	Uncertain tax positions

There were no uncertain tax positions as of December 31, 2020 and June 30, 2020, management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2020 and 2019, the Company did not incur any tax related interest or penalties.

Note 13 – Shareholders’ equity

Increase in Authorized Shares

On November 18, 2020, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Share Increase”).

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sale of Ordinary Shares

In January 2020, the Company sold 2,000,000 ordinary shares at $1.00 per share for total proceeds of $2.0 million to a third-party. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In March 2020, the Company sold 2,727,274 ordinary shares at $0.55 per share for total proceeds of approximately $1.3 million, net of offering cost of approximately $0.2 million to certain institutional investors. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In May 2020, the Company sold 2,600,000 ordinary shares at $0.55 per share for total proceeds of approximately $1.2 million, net of offering cost of approximately $0.2 million to certain institutional investors. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In July 2020, the Company sold 3,225,000 ordinary shares and warrants to purchase up to 2,096,252 ordinary shares with an exercise price of $1.5 for total proceeds of approximately $3.8 million, net of offering cost of approximately $0.4 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $1.30. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

In September 2020, the Company entered into an agreement to sell a Purchaser an aggregate of up to 3,174,603 ordinary shares for gross proceeds of up to approximately $2 million. The shares shall be issued in four separate installments. The first installment of $500,000 worth of shares, or 793,651 shares to be issued at $0.63 per share, was closed on September 9, 2020. The Company also agreed to issue 31,746 Ordinary Shares to the Purchaser as additional consideration for the purchase of the shares on September 9, 2020. The Company received total proceeds of $460,000, net of offering cost of $40,000 for the first installment. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, the Company is not certain that the Purchaser will proceed with the remaining three installments.

In September 2020, the Company sold 13,200,000 ordinary shares and warrants to purchase up to 11,880,000 ordinary shares with an exercise price of $0.55 for total proceeds of approximately $6.0 million, net of offering cost of approximately $0.6 million to certain institutional investors. The purchase price for each share and the corresponding warrant is $0.50. The issuance was completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In March 2019, the Board granted an aggregate of 720,000 restricted ordinary shares, which were issued with a fair value of $1,850,400 to the CFO and former CEO/Vice President of Technology of the Company. These shares will vest over the required service period of three years starting from March 28, 2019. In July 2019, the first batch of 240,000 restricted ordinary shares were issued to them. In June 2020, the second batch of 240,000 restricted ordinary shares were issued to them. The Board approved that 120,000 shares issued to the Company’s former CEO/Vice President of Technology were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company.

In May 2020, the Board granted 180,000 restricted ordinary shares, which were issued with a fair value of $84,600 to the Company’s former CEO/Vice President of Technology. The Board approved that these shares were all vested in October 2020 when the Company’s former CEO/Vice President of Technology left the Company.

In July 2020, the Board granted an aggregate of 300,000 restricted ordinary shares, which were issued with a fair value of $522,000 to the CEO of the Company. These shares will vest quarterly over the required service period of one year starting from July 17, 2020 to July 16, 2021.

For the six months ended December 31, 2020 and 2019, the Company recognized approximately $0.7 million and $0.3 million stock compensation expense related to restricted stock grants, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2019	180,000	$2.57	$-
Granted	420,000	$1.67	-
Vested	(285,000)	$2.24	-
Unvested as of June 30, 2020	315,000	$1.67	-
Granted	300,000	$1.74	-
Vested	(422,500)	$1.85	-
Unvested as of December 31, 2020	192,500	$1.85	$134,750

Ordinary Shares Issued for Compensation

In December 2020, the Board granted an aggregate of 1,590,000 ordinary shares, which were issued with a fair value of $1,128,900, determined using the closing price of $0.71 on December 24, 2020, to 13 employees under the 2019 Plan. The 2019 Plan was authorized to issue 5,400,000 shares of the Company’s common shares. There are 3,810,000 remaining shares available to be issued under the 2019 Plan.

For the six months ended December 31, 2020 and 2019, the Company recorded approximately $1.1 million and $0 stock compensation expense related to ordinary shares grants, respectively.

Ordinary Shares Issued for Services

In July 2019, the Board granted an aggregate of 400,000 ordinary shares with a fair value of $1,400,000, determined using the closing price of $3.5 on July 19, 2019, to two service providers. The value of these shares are being amortized over the service period of one year starting from July 1, 2019.

In October 2020, the Board granted an aggregate of 700,000 ordinary shares with a fair value of $440,300, determined using the closing price of $0.63 on October 15, 2020, to two service providers. The value of these shares are being amortized over the service from October 15, 2020 to February 10, 2021.

For the six months ended December 31, 2020 and 2019, the Company amortized approximately $0.4 million and $1.5 million stock compensation expense related to services, respectively.

Ordinary Shares Issued for Acquisitions

In June 2020, the Company issued 4,633,333 ordinary shares of the shareholders of Color China and the ordinary shares issued valued using the closing price of the Company’s ordinary shares on June 3, 2020 at $0.4238 per share. See Note 3 – Business Combinations.

In August 2020, the Company issued 6,060,318 ordinary shares to a third party to purchase certain machinery and equipment for stage performance and the ordinary shares issued valued using the closing price of the Company’s ordinary shares on August 20, 2020 at $0.63 per share.

Warrants

In a connection with the direct offering in March 2020 with the sales of 2,727,274 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 2,727,274 ordinary shares to certain institutional investors on April 2, 2020. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $916,334, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.41, risk free rate of 0.43%; expected term of 5.5 years; exercise price of the warrants of $0.55, volatility of 120%; and expected future dividends of 0%. In June 2020, the exercise price of the warrants was amended and changed to $0.04 per Ordinary Share as a result of the May 13, 2020 direct offering.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In a connection with the private placement in May 2020 for the sale of 2,600,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 2,600,000 ordinary shares to certain institutional investors on May 11, 2020. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $860,826, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.40, risk free rate of 0.36%; expected term of 5.5 years; exercise price of the warrants of $0.55, volatility of 123%; and expected future dividends of 0%. In August 2020, the exercise price of the warrants was amended and changed to $0.185 per Ordinary Share as a result of the July 20, 2020 direct offering.

In a connection with the private placement in July 2020 for the sale of 3,225,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 2,096,252 ordinary shares to certain institutional investors on July 20, 2020. The warrants are exercisable immediately, at an exercise price of $1.50 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $2,901,119, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $1.59, risk free rate of 0.34%; expected term of 5.5 years; exercise price of the warrants of $1.50, volatility of 128%; and expected future dividends of 0%.

In a connection with the private placement in September 2020 for the sale of 13,200,000 ordinary shares, the Company also sold warrants (“Direct Offering Warrants”) to purchase an aggregate of up to an aggregate of 11,880,000 ordinary shares to certain institutional investors on September 15, 2020. The warrants are exercisable immediately, at an exercise price of $0.55 per Ordinary Share and expire 5.5 years from the date of issuance. The fair value of this Direct Offering Warrants was $8,403,557, which was considered a direct cost of the direct offering and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $0.79, risk free rate of 0.32%; expected term of 5.5 years; exercise price of the warrants of $0.55, volatility of 130%; and expected future dividends of 0%.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2019	-	$-	-
Granted	5,327,274	$0.55	5.50
Forfeited	-	$-	-
Exercised	-	$-	-
June 30, 2020	5,327,274	$0.29	5.31
Granted	13,976,252	$0.69	5.50
Forfeited	-	$-	-
Exercised	(5,327,274)	$0.11	-
December 31, 2020	13,976,252	$0.69	5.18

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world, including the United States. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world.  Substantially all of the Company’s new revenue streams are concentrated online. Consequently, the Company’s does not believe the COVID-19 outbreak would materially adversely affect the Company’s business operations, financial condition and operating results for 2021.

Note 14 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31, 2020, no deposit with a bank located in the US or Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In the Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

For the six months ended December 31, 2020, three vendors accounted for 52%, 21% and 12% of the Company’s total purchases.

Note 15 – Subsequent events

Asset Acquisition

On February 1, 2021, the Company entered into certain copyright purchase agreement (the “Agreement”), pursuant to which the Company agreed to acquire certain copyrights listed in the Agreement for a consideration of $3,100,000. The Company agreed to wire $1,550,000 cash payment to the transferor, and issue the Company’s restrictive ordinary shares, at $0.85 per share for a total of 1,814,818 shares to the transferor.

Performance Obligation

On February 15, 2021, the Company entered into certain software development agreement (the “Agreement”), pursuant to which the Company agreed to hire certain third party to develop augmented reality functions of the Color World APP for a total consideration of $76,500,000. The development should be completed in 16 months, and the Company agreed to pay $26,000,000 cash payment to the third party after signing the Agreement, to pay $30,000,000 after both parties agree on the design blueprints, to pay $20,000,000 after the third party completes the design and testing, and to pay the remaining $500,000 after the Company receives all the source codes. As date of this report, the Company made $26,000,000 cash payments to the third party.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Sale of Ordinary Shares and Warrants

On February 18, 2021, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. Persons (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell an aggregate of 20,000,000 units. Each unit consists of one restrictive ordinary share of the Company, par value $0.001 per share and a warrant to purchase one share with an initial exercise price of $1.34 per share, at a price of $1.30 per unit, for an aggregate purchase price of $26,000,000 (the “Offering”). The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.34 per share, for cash (the “Warrant Shares”). The warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The net proceeds of the Offering was used to upgrade the Company’s software application, or Color Star APP, with artificial intelligence, augmented reality, and mixed reality technologies.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with Wang MinYe (the “First Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares (the “Wang Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “First Private Placement”). The First Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the First Purchaser has not remitted the payment of the shares.

On March 25, 2021, the Company entered into a Securities Purchase Agreement (the “Second Purchase Agreement”) with Lin YiHan (the “Second Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares (the “Lin Shares”) of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Second Private Placement”). The Second Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the Second Purchaser has not remitted the payment of the shares.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Third Purchase Agreement”) with Zubair Ahsan (the “Third Purchaser”), pursuant to which the Company agreed to sell to the First Purchaser in a private placement 3,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $3,900,000 (the “Third Private Placement”). The Third Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the Third Purchaser has not remitted the payment of the shares.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with Ullah Sabar (the “Fourth Purchaser”), pursuant to which the Company agreed to sell to the Second Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fourth Private Placement”). The Fourth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the Fourth Purchaser has not remitted the payment of the shares.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Fifth Purchase Agreement”) with Li Yan (the “Fifth Purchaser”), pursuant to which the Company agreed to sell to the Fifth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Fifth Private Placement”). The Fifth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the Fifth Purchaser has not remitted the payment of the shares.

On March 27, 2021, the Company entered into a Securities Purchase Agreement (the “Sixth Purchase Agreement”) with Ahmed Muhammad Abrar (the “Sixth Purchaser”), pursuant to which the Company agreed to sell to the Sixth Purchaser in a private placement 3,500,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.30 per share for an aggregate offering price of $4,550,000 (the “Sixth Private Placement”). The Sixth Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. As of the date of this report, this transaction has not been closed as the Sixth Purchaser has not remitted the payment of the shares.

Conversion of Warrants into Ordinary Shares

From January to March 2021, the Company’s warrants holders converted a total of 8,330,000 warrants into a total of 8,330,000 ordinary shares at a weighted exercise price of $0.55 per share for gross proceeds of approximately $4.6 million.